Exhibit 99.1

Fanhua Reports Third Quarter 2018 Unaudited Financial Results

And

Declares Quarterly Dividend of US$0.25 per ADS

— Quarterly Operating Income Up 48.7% YoY

— Quarterly Diluted Net Income Per ADS Up 69.5% YoY

GUANGZHOU, November 20, 2018 (GLOBE NEWSWIRE) -- Fanhua Inc., (Nasdaq: FANH), (the “Company” or “Fanhua”), a leading independent financial services provider in China, today announced its unaudited financial results for the third quarter ended September 30, 20181 and declared a quarterly dividend.

Quarterly Dividend:

On November 17, 2018, Fanhua’s Board of Directors declared a quarterly dividend of US$0.0125 per ordinary share, or US$0.25 per American Depositary Shares (“ADSs”), amounting to a total of US$16.0 million. The dividend will be payable on or around December 20, 2018 to shareholders of record on December 5, 2018.

Share Buyback Program:

As part of the share buyback program previously announced to repurchase up to 6.5 million ADSs from the open market by December 31, 2018, Fanhua has repurchased 1,289,496 ADSs in the period from August 28, 2018 to November 19, 2018. The ADSs were repurchased at an average price of US$25.6 per ADS for a total amount of US$33.1 million.

Financial Highlights for the Third Quarter of 2018:

(In thousands, except per ADS)	2017Q3 (RMB)	2018Q3 (RMB)	2018Q3 (US$)	Change %
Total net revenues	1,061,928	783,948	114,145	(26.2)
Operating income	83,755	124,573	18,138	48.7
Net income attributable to the Company’s shareholders	112,268	195,248	28,429	73.9
Diluted net income per ADS	1.77	3.00	0.44	69.5
Net cash generated from (used in) operating activities	(25,677)	305,657	44,505	/

Commenting on the third quarter of 2018 financial results, Chunlin Wang, chairman and chief executive officer of the Company, said, “We continued to report strong profits in the third quarter of 2018, with operating income increasing 48.7% year-over-year to RMB124.6 million, once again beating guidance, and net income attributable to shareholders growing 73.9% year-over-year to RMB195.2 million.

[1]	This announcement contains currency conversions of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.868 to US$1.00, the effective noon buying rate as of September 28, 2018 in The City of New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

“Total life insurance premiums grew 10.6% year-over-year to RMB1.5 billion, of which annualized premiums equivalent (“APE2”), dropped 28.9% year-over-year to approximately RMB394.5 million, as the management had previously estimated, primarily due to the high base in the same period last year. However, our health insurance business, in terms of APE, still recorded stellar growth of 101.4% year-over-year, accounting for 82.1% of total life insurance APE in the third quarter of 2018 as compared to 28.0% a year-ago.

“In the meantime, our consistent focus on long term regular protection insurance business continued to pay dividends. Renewal premiums maintained strong growth, increasing by 101.5% year-over-year to RMB960.7 million, which is one of the major drivers behind the rapid increase of the Company’s operating income during the quarter. It fully reflects the intrinsic value of our regular life insurance business and demonstrates the sustainability of our operating profit growth in the long term as our renewal businesses continue to accumulate.

“Net operating cash flow increased significantly during the third quarter of 2018 to RMB305.7 million, as Fanhua Lianxin Insurance Sales Co., Ltd., (“Lianxin”), a wholly-owned subsidiary of the Company, completed the relocation of its headoffice on August 27, 2018 and has since resumed collection of headquarters-to-headquarters commissions receivable from our life insurance company business partners which had been temporarily suspended due to the relocation since February 2018. We expect our operating cashflow will return to normal level in the next quarter.

“Looking ahead to the fourth quarter of 2018, we expect APE of our life insurance business to grow no less than 35% year-over-year to RMB460 million, with operating income of no less than RMB80 million. For full year 2018, we expect APE of our life insurance business to achieve positive growth year-over-year and operating income to increase by no less than 50% year-over-year. We have full confidence in achieving these operating targets.”

Financial Results for the Third Quarter of 2018

Total net revenues were RMB783.9 million (US$114.1 million) for the third quarter of 2018, representing a decrease of 26.2% from RMB1,061.9 million for the corresponding period in 2017.

●	Net revenues for the life insurance business were RMB654.5 million (US$95.3 million) for the third quarter of 2018, representing a decrease of 10.4% from RMB730.5 million for the corresponding period in 2017. The decrease was mainly due to the decrease in first year premiums due to the high base in the same period last year. Revenues generated from our life insurance business accounted for 83.5% of our total net revenues in the third quarter of 2018.

[2]	Annualized premiums equivalent is a measure used by Fanhua to compare annual premiums received from life insurance policies with differing tenures by normalizing annual premiums into the equivalent annual premium of a policy with a tenure of 20 years.

●	Net revenues for the P&C insurance business were RMB49.5 million (US$7.2million) for the third quarter of 2018, representing a decrease of 80.9% from RMB258.8 million for the corresponding period in 2017. The decrease was primarily due to i) the disposal of the equity interests of some entities in the P&C insurance division in October 2017; and ii) the transition of our auto insurance business from a commission-based business model towards a platform business model starting from the fourth quarter of 2017. Revenues for the P&C insurance business are mainly derived from commissions generated from Baoxian.com and the technology service fees based on the volume of insurance premiums transacted through CNpad. Revenues generated from the P&C insurance business accounted for 6.3% of our total net revenues in the third quarter of 2018.

●	Net revenues for the claims adjusting business were RMB79.9million (US$11.6 million) for the third quarter of 2018, representing an increase of 9.9% from RMB72.7 million for the corresponding period in 2017. Revenues generated from the claims adjusting business accounted for 10.2% of our total net revenues in the third quarter of 2018.

Total operating costs and expenses were RMB659.4 million (US$96.0 million) for the third quarter of 2018, representing a decrease of 32.6% from RMB978.2 million for the corresponding period in 2017.

●	Commission costs were RMB481.4 million (US$70.1 million) for the third quarter of 2018, representing a decrease of 38.0% from RMB776.7 million for the corresponding period in 2017. The decrease was mainly due to the decrease in commission costs of P&C insurance business and life insurance business.

♦	Costs of the life insurance business were RMB404.7 million (US$58.9 million) for the third quarter of 2018, representing a decrease of 20.9% from RMB511.4 million for the corresponding period in 2017. The decrease was in line with the decrease in the first year premiums. Costs incurred by the life insurance business accounted for 84.1% of our total commission costs in the third quarter of 2018.

♦	Costs of the P&C insurance business were RMB32.5 million (US$4.7 million) for the third quarter of 2018, representing a decrease of 85.3% from RMB221.7 million for the corresponding period in 2017. The decrease was in line with the decrease in sales, and primarily caused by i) the disposal of the equity interests of some entities in the P&C insurance division in October 2017; and ii) the transition of our P&C insurance business from a commission-based business model towards a platform business model starting from the fourth quarter of 2017. The costs of the P&C insurance business mainly represent commission costs incurred for business on Baoxian.com. Costs incurred by the P&C insurance business accounted for 6.8% of our total commission costs in the third quarter of 2018.

♦	Costs of claims adjusting business were RMB44.1 million (US$6.4 million) for the third quarter of 2018, representing an increase of 1.4% from RMB43.5 million for the corresponding period in 2017. Costs incurred by the claims adjusting business accounted for 9.1% of our total commission costs in the third quarter of 2018.

●	Selling expenses were RMB57.0 million (US$8.3 million) for the third quarter of 2018, representing an increase of 5.2% from RMB54.2 million for the corresponding period in 2017.

●	General and administrative expenses were RMB121.0 million (US$17.6 million) for the third quarter of 2018, representing a decrease of 17.9% from RMB147.3 million for the corresponding period in 2017. The decrease was mainly due to a significant reduction in expenses incurred by our P&C insurance agencies as a result of the migration to the platform business model since the fourth quarter of 2017 as well as the disposal of certain P&C insurance agencies, though partially offset by an increase in expenses incurred by new office setup and staff recruitment in relation to regional expansion.

As a result of the preceding factors, we had an operating income of RMB124.6 million (US$18.1 million) for the third quarter of 2018, representing an increase of 48.7% from RMB83.8 million for the corresponding period in 2017.

Operating margin was 15.9% for the third quarter of 2018, compared to 7.9% for the corresponding period in 2017. The increase was primarily due to (i) the increased contribution of life insurance business, which have higher profit margins and (ii) the disposal of lower-profit business of the P&C insurance division in October 2017.

Investment income was RMB75.5 million (US$11.0 million) for the third quarter of 2018, representing an increase of 70.8% from RMB44.2 million for the corresponding period in 2017. The investment income represented yields from short-term investments in financial products which mainly consist of inter-bank deposits or collective trust products with terms ranging from half a year to two years and interest payable on a quarterly, semi-annual or annual basis. Our investment income fluctuates from quarter to quarter because these investments are classified as available for sales and investment income is recognized when received.

Interest income was RMB13.5 million (US$2.0million) for the third quarter of 2018, representing an increase of 22.7% from RMB11.0 million for the corresponding period in 2017, primarily due to interest related to amounts due from Shenzhen Chuangjia Investment Limited Partnership (“Chuangjia”) which previously held 84.59% of the equity interests in Fanhua Puyi Fund Sales Co. Ltd. The principle and interests receivable related to the loan to Chuangjia were fully collected in August 2018.

Income tax expense was RMB66.4million (US$9.7 million) for the third quarter of 2018, representing an increase of 30.5% from RMB50.9 million for the corresponding period in 2017.

Share of income of affiliates was RMB48.3 million (US$7.0 million) for the third quarter of 2018, representing an increase of 100.4% from RMB24.1 million for the corresponding period in 2017 mainly attributable to an increase of profits from CNFinance Holdings Limited (“CNfinance”).

Net income from continuing operations was RMB196.6 million (US$28.6 million) for the third quarter of 2018, representing an increase of 72.9% from RMB113.7 million for the corresponding period in 2017.

Net income from discontinued operations3 was nil for the third quarter of 2018, as compared to a net income of RMB0.01 million for the corresponding period in 2017, representing the net income from the Company’s brokerage segment, which was disposed of in November 2017.

Net income attributable to the Company’s shareholders was RMB195.2million (US$28.4 million) for the third quarter of 2018, representing an increase of 73.9% from RMB112.3 million for the corresponding period in 2017.

Net margin was 24.9% for the third quarter of 2018 compared with 10.6% for the corresponding period in 2017.

Basic and diluted net income per ADS were RMB3.01 (US$0.44) and RMB3.00(US$0.44) for the third quarter of 2018, respectively, representing increases of 67.2% and 69.5% from RMB1.80 and RMB1.77 for the corresponding period in 2017.

As of September 30, 2018, the Company had RMB2.3 billion (US$340.9 million) in cash, cash equivalents and short term investments.

Key Operational Metrics for Fanhua’s Online Initiatives for the Third Quarter of 2018:

●	Lan Zhanggui - Our one-stop insurance service platform that integrates the key functions of both CNpad Auto Insurance and CNpad Life Insurance App, which was launched in October 2017. All CNpad Life Insurance App accounts have been converted to Lan Zhanggui.

➢	Lan Zhanggui had been downloaded and activated 716,397 times as of September 30, 2018, representing an increase of 114.7% from 333,744 downloads of CNpad Life Insurance App as of September 30, 2017;

➢	The number of active users of Lan Zhanggui[4] was 53,713 including 44,686 users who have sold at least one life insurance policy and 11,342 users who have sold at least one P&C insurance policy through Lan Zhanggui in the third quarter of 2018. The number of active users of CNpad Life Insurance App was 45,988 in the third quarter of 2017;

➢	Insurance premiums generated through Lan Zhanggui were RMB 482.6 million (US$70.2 million) in the third quarter of 2018, among which life insurance premiums accounted for RMB 445.3 million (US$64.8 million) and property and casualty insurance premiums were RMB37.3 million (US$5.4 million).

[3]	Due to the disposal of Fanhua Bocheng Insurance Brokerage Co., Ltd. (“Bocheng”) in November 2017, the Company is required to present its financial results on a continuing and discontinued basis. The company’s results of operations related to discontinued operations have been restated as discontinued operations on a retrospective basis for all periods presented accordingly. Profits and losses related to Bocheng are presented as discontinued operations while profits and losses for the remaining business are presented as continuing operations.
[4]	Active users of Lan Zhanggui included users who sold at least one life insurance policy and/or P&C insurance policy through Lan Zhanggui (including both its mobile application or WeChat public account) during the specific period and at least sold one life insurance policy through CNpad Life Insurance App in the same period of 2017.

●	CNpad Auto Insurance Mobile Application(“CNpad Auto Insurance App”) - Our proprietary mobile sales support system:

➢	CNpad App had been downloaded and activated 496,930 times as of September 30, 2018, representing an increase of 49.0% from 333,595 times as of September 30, 2017;

➢	The number of active users of CNpad App[5] was 56,304 in the third quarter of 2018, representing a decrease of 2.9% from 57,974 in the third quarter of 2017:

➢	Insurance premiums generated through CNpad App were RMB 490.0million (US$71.3 million) in the third quarter of 2018, representing a decrease of 5.2% from RMB516.9 million for the corresponding period of 2017.

●	eHuzhu - Our online non-profit mutual aid platform:

➢	The number of registered members was 3.8 million as of September 30, 2018, representing an increase of 72.7% from 2.2 million as of September 30, 2017.

●	Baoxian.com - Our online insurance platform:

➢	The number of registered customer accounts was 2.0 million as of September 30, 2018, representing an increase of 66.7 % from approximately 1.2 million as of September 30, 2017.

➢	The number of active customer accounts[6] was 140,300 in the third quarter of 2018, representing an increase of 98.3% from 70,765 in the corresponding period of 2017;

➢	Insurance premiums generated on or through Baoxian.com was RMB72.4 million (US$10.5 million) in the third quarter of 2018, representing a decrease of 37.0% from RMB114.9 million in the corresponding period of 2017.

Recent Development

●	On September 3, 2018, Fanhua Fanlian Investment Co., Ltd. (“Fanlian”), a wholly-owned subsidiary of Fanhua, entered into a share transfer agreement with Puyi Inc., a wealth management service provider, which beneficially owned 84.59% equity interests in Fanhua Puyi Fund Sales Co., Ltd. (“Puyi Fund Sales Company”). Pursuant to the agreement, Fanlian agreed to transfer the 15.41% equity interests in Puyi Fund Sales Company held by Fanlian to Puyi Inc.. In exchange, on September 5, 2018, Puyi Inc. issued 4,033,600 new ordinary shares to Fanhua. After the transactions, Fanhua now holds 4.8% of the equity interests in Puyi Inc. which beneficially owns 100% of Puyi Fund Sales Company.

[5]	Active users of CNpad App included users who sold at least one auto insurance policy during the specific period.
[6]	Active customer accounts are defined as customer accounts that made at least one purchase directly through www.baoxian.com, its mobile application, or Wechat public account during the specified period.

●	On November 7, 2018, CNfinance, a leading home equity service provider in China, completed its initial public offering of 6.5 million ADSs, at a price of US$7.5 per ADS for a total offering price of US$48.75 million. CNfinance is now listed on the New York Stock Exchange under the ticker symbol of CNF. Immediately after the offering, Fanhua’s shareholdings in CNfinance were diluted from 20.58% to 18.6%.

●	As of September 30, 2018, Fanhua had 716,397 sales agents and 1,169 professional claims adjustors, compared with 413,946 sales agents and 1,264 claims adjustors as of September 30, 2017. As of September 30, 2018, Fanhua’s distribution network consisted of 626 sales outlets in 22 provinces and 128 services outlets in 31 provinces, compared with 897 sales outlets in 21 provinces and 156 service outlets in 29 provinces as of September 30, 2017.

Business Outlook

Fanhua expects its operating income to be no less than RMB80.0 million for the fourth quarter of 2018. This forecast reflects Fanhua’s current view, which is subject to change.

Conference Call

The Company will host a conference call to discuss its third quarter 2018 financial results as per the following details.

Time: 20:00 PM Eastern Daylight Time on November 20, 2018
or 9:00 AM Beijing/Hong Kong Time on November 21, 2018

The toll free dial-in numbers:

United States	1-855-500-8701
United Kingdom	0800-015-9724
France	0800-918-648
Germany	0800-184-4876
Australia	1-300-713-759
Canada	1-855-757-1565
Taiwan	0080-665-1951
Hong Kong	800-906-606

The toll dial-in numbers:

China (Mainland)	400-120-0654
Singapore & Other Areas	+65-6713-5440

Conference ID #: 3447409

Additionally, a live and archived web cast of this call will be available at:

http://ir.fanhuaholdings.com/events-and-presentations

About Fanhua Inc.

Fanhua Inc. is a leading independent online-to-offline financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals and businesses, including property and casualty and life insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations.

Our online platforms include: (1) Lan Zhanggui, an all-in-one platform which allows our agents to access and purchase a wide variety of insurance products, including life insurance, auto insurance, accident insurance, travel insurance and standard health insurance products from multiple insurance companies on their mobile devices; (2) CNpad, a mobile sales support application; (3) Baoxian.com, an online entry portal for comparing and purchasing health, accident, travel and homeowner insurance products; and (4) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China.

As of September 30, 2018, our distribution and service network is consisted of 754 sales and service outlets covering 31 provinces.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

FANHUA INC.
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	As of December 31,	As of September 30,	As of September 30,
	2017	2018	2018
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	363,746	661,056	96,251
Restricted cash	75,287	80,552	11,729
Short term investments	2,498,730	1,680,560	244,694
Accounts receivable, net	515,194	551,444	80,292
Insurance premium receivables	4,325	5,214	759
Other receivables	631,381	128,096	18,651
Amount due from related party	—	50,547	7,360
Other current assets	43,864	55,982	8,151
Total current assets	4,132,527	3,213,451	467,887

Non-current assets:
Property, plant, and equipment, net	26,075	34,849	5,074
Goodwill and intangible assets, net	127,079	111,368	16,216
Deferred tax assets	2,091	9,446	1,375
Investment in affiliates	404,783	546,841	79,622
Other non-current assets	45,187	60,226	8,769
Total non-current assets	605,215	762,730	111,056
Total assets	4,737,742	3,976,181	578,943

FANHUA INC.

Unaudited Condensed Consolidated Balance Sheets-(Continued)

(In thousands)

	As of December 31,	As of September 30,	As of September 30,
	2017	2018	2018
	RMB	RMB	US$

Current liabilities:
Accounts payable	203,024	312,212	45,459
Insurance premium payables	9,553	29,480	4,292
Other payables and accrued expenses	241,894	238,152	34,676
Accrued payroll	77,424	80,101	11,663
Income tax payable	129,965	204,466	29,771
Dividend payable	—	4,791	698
Total current liabilities	661,860	869,202	126,559

Non-current liabilities:
Other non-current liabilities*	—	125,024	18,204
Other tax liabilities	70,350	70,350	10,243
Deferred tax liabilities	17,139	10,478	1,526
Total non-current liabilities	87,489	205,852	29,973
Total liabilities	749,349	1,075,054	156,532
Total shareholders’ equity*	3,877,051	2,792,989	406,666
Non-controlling interests	111,342	108,138	15,745
Total equity	3,988,393	2,901,127	422,411
Total liabilities and equity	4,737,742	3,976,181	578,943

*	The decrease in shareholders’ equity was mainly attributable to the purchase of 6.4 million ADSs from Master Trend Limited at a consideration of RMB1,250 million. The share purchase was executed under the 521 development plan and these shares will be subject to a five-year lock-up period.

FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Nine Months Ended
	September 30,			September 30,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Agency	989,244	704,052	102,512	3,188,040	2,369,570	345,016
Life insurance Business	730,476	654,513	95,299	1,934,125	2,135,788	310,977
P&C insurance Business	258,768	49,539	7,213	1,253,915	233,782	34,039
Claims adjusting	72,684	79,896	11,633	209,957	229,757	33,453
Total net revenues	1,061,928	783,948	114,145	3,397,997	2,599,327	378,469
Operating costs and expenses:
Agency	(733,103)	(437,264)	(63,667)	(2,466,128)	(1,612,137)	(234,731)
Life insurance Business	(511,412)	(404,719)	(58,928)	(1,321,804)	(1,426,396)	(207,687)
P&C insurance Business	(221,691)	(32,545)	(4,739)	(1,144,324)	(185,741)	(27,044)
Claims adjusting	(43,547)	(44,118)	(6,424)	(136,883)	(138,319)	(20,140)
Total operating costs	(776,650)	(481,382)	(70,091)	(2,603,011)	(1,750,456)	(254,871)
Selling expenses	(54,236)	(56,959)	(8,293)	(160,246)	(159,556)	(23,232)
General and administrative expenses	(147,287)	(121,034)	(17,623)	(423,747)	(346,964)	(50,519)
Total operating costs and expenses	(978,173)	(659,375)	(96,007)	(3,187,004)	(2,256,976)	(328,622)
Income from operations	83,755	124,573	18,138	210,993	342,351	49,847
Other income, net:
Investment income	44,152	75,458	10,987	152,330	152,510	22,206
Interest income	10,983	13,502	1,966	13,490	33,386	4,861
Others, net	1,620	1,234	180	12,421	(74)	(11)
Income before income taxes and income of affiliates	140,510	214,767	31,271	389,234	528,173	76,903
Income tax expense	(50,885)	(66,423)	(9,671)	(129,677)	(167,511)	(24,390)
Share of income of affiliates	24,059	48,275	7,029	53,752	138,421	20,154
Net income from continuing operations	113,684	196,619	28,629	313,309	499,083	72,667
Net income from discontinued operations, net of tax	10	—	—	6,655	—	—
Net income	113,694	196,619	28,629	319,964	499,083	72,667
less: net income (loss) attributable to noncontrolling interests	1,426	1,371	200	(2,391)	1,775	258
Net income attributable to the Company’s shareholders	112,268	195,248	28,429	322,355	497,308	72,409

FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income-(Continued)

(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Nine Months Ended
	September 30,			September 30,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	US$	RMB	RMB	US$

Net income per share:

Basic
Net income from continuing operations	0.09	0.15	0.02	0.26	0.38	0.06
Net income from discontinued operation	—	—	—	0.01	—	—
Net income	0.09	0.15	0.02	0.27	0. 38	0.06
Diluted
Net income from continuing operations	0.09	0.15	0.02	0.25	0. 38	0.06
Net income from discontinued operation	—	—	—	0.01	—	—
Net income	0.09	0.15	0.02	0.26	0. 38	0.06

Net income per ADS:
Basic	1.80	3.01	0.44	5.20	7.65	1.11
Net income from continuing operations
Net income from discontinued operation	—	—	—	0.11	—	—
Net income	1.80	3.01	0.44	5.31	7.65	1.11
Diluted
Net income from continuing operations	1.77	3.00	0.44	5.04	7.64	1.11
Net income from discontinued operation	—	—	—	0.11	—	—
Net income	1.77	3.00	0.44	5.15	7.64	1.11

Shares used in calculating net income per share:
Basic	1,247,356,127	1,299,349,068	1,299,349,068	1,214,639,385	1,299,944,226	1,299,944,226
Diluted	1,269,932,904	1,300,948,198	1,300,948,198	1,252,939,633	1,301,809,669	1,301,809,669

Net income	113,694	196,619	28,629	319,964	499,083	72,667
Other comprehensive income (loss), net of tax: Foreign currency translation adjustments	(8,367)	5,160	751	(11,346)	2,906	423
Fair value changes	—	—	—	(632)	—	—
Share of other comprehensive gain (loss) of affiliates	889	(4,666)	(679)	343	(6,392)	(931)
Comprehensive income	106,216	197,113	28,701	308,329	495,597	72,159
Less: Comprehensive income (loss) attributable to the noncontrolling interests	1,426	1,371	200	(2,391)	1,775	258
Comprehensive income attributable to the Company’s shareholders	104,790	195,742	28,501	310,720	493,822	71,901

FANHUA INC.

Unaudited Condensed Consolidated Statements of Cash Flow

(In thousands)

	For The Three Months Ended			For The Nine Months Ended
	September 30,			September 30,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	US$	RMB	RMB	US$
OPERATING ACTIVITIES
Net cash generated from(used in) operating activities	(25,677)	305,657	44,505	92,276	331,871	48,321
Net cash generated from (used in) investing activities	(189,812)	1,466,148	213,475	(67,392)	1,553,449	226,187
Net cash generated from (used in) financing activities	154	(1,414,663)	(205,979)	198,009	(1,578,072)	(229,772)
Net increase (decrease) in cash, cash equivalents and restricted cash	(215,335)	357,142	52,001	222,893	307,248	44,736
Cash, cash equivalents and restricted cash at beginning of period	709,133	379,306	55,228	273,979	439,033	63,924
Effect of exchange rate changes on cash and cash equivalents	(3,903)	5,160	751	(6,977)	(4,673)	(680)
Cash, cash equivalents and restricted cash at end of period	489,895	741,608	107,980	489,895	741,608	107,980

For more information, please contact:

Oasis Qiu

Investor Relations Manager

Tel: +86 (20) 8388-3191

Email: qiusr@fanhuaholdings.com

Source: Fanhua Inc.